UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)
Global Ship Lease, Inc.

(Name of Issuer)
Class A Common Shares, par value $0.01 per share

(Title of Class of Securities)
MHY271831056

(ISIN)
Simon M. Lorne, Esq.
Millennium Management LLC
666 Fifth Avenue, 8th Floor
New York, New York 10103
(212) 841-4100

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
October 24, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	2	of	24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Integrated Core Strategies (US) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,243,786 (See Items 5 and 6)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

6,243,786 (See Items 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,243,786 (See Items 5 and 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7% (See Items 5 and 6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	3	of	24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Millenco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0- (See Items 5 and 6)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0- (See Items 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0- (See Items 5 and 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0% (See Items 5 and 6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, BD

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	4	of	24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cognizant Holdings, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		49,266 (See Items 5 and 6)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

49,266 (See Items 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,266 (See Items 5 and 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1% (See Items 5 and 6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	5	of	24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Integrated Holding Group LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,293,052 (See Items 5 and 6)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

6,293,052 (See Items 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,293,052 (See Items 5 and 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7% (See Items 5 and 6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, PN

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	6	of	24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Millennium International Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		49,266 (See Items 5 and 6)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

49,266 (See Items 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,266 (See Items 5 and 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1% (See Items 5 and 6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	7	of	24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Millennium International Management GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		49,266 (See Items 5 and 6)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

49,266 (See Items 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,266 (See Items 5 and 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%(See Items 5 and 6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, OO

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	8	of	24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Millennium Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,293,052 (See Items 5 and 6)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

6,293,052 (See Items 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,293,052 (See Items 5 and 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7%(See Items 5 and 6)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	9	of	24

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Israel A. Englander

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,293,052 (See Items 5 and 6)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

6,293,052 (See Items 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,293,052 (See Items 5 and 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	10	of	24
Explanatory Note
Introduction
     This Amendment No. 2 to Schedule 13D (“Amendment No. 2 to Schedule 13D”) amends Amendment No. 1 to Schedule 13D filed on September 24, 2008 (“Amendment No. 1 to Schedule 13D”) by the Reporting Persons (as defined in Item 2, below), relating to their beneficial ownership of the Class A common shares, par value $0.01 per share (the “Class A Common Shares”), Global Ship Lease, Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Issuer”).
This Amendment No. 2 to Schedule 13D is being filed to (i) report the transfer of 1,941,018 shares and 4,302,768 warrants held by Millenco LLC, a wholly-owned entity, to Integrated Core Strategies (US) LLC, also a wholly-owned entity, the result of which Integrated Core Strategies (US) LLC may be deemed to beneficially own those Shares; and (ii) to report other changes as set forth in this filing. See Item 2 for a description of these entities.
Item 1. Security and Issuer.
     The name of the Issuer is Global Ship Lease, Inc. The address of the Issuer’s principal executive offices is c/o 10 Greycoat Place, London SW1P 1SB, United Kingdom. This Amendment No. 1 to Schedule 13D relates to the Issuer’s Class A Common Shares.
     The Issuer has also issued warrants (“Warrants”) to purchase the Issuer’s Class A Common Shares. Each Warrant entitles the holder to purchase one of the Issuer’s Class A Common Shares at an exercise price of $6.00 per share. The Warrants became exercisable on September 22, 2008, the date that the Issuer’s registration statement was declared effective by the Securities and Exchange Commission (“SEC”). The Warrants will expire on August 24, 2010, unless redeemed earlier by the Issuer.
Item 2. Identity and Background.
     (a)-(c), (f) This statement is being filed by Integrated Core Strategies (US) LLC, a Delaware limited liability company (“Integrated Core Strategies”), Millenco LLC, a Delaware limited liability company (“Millenco”) and Cognizant Holdings, Ltd., an exempted limited company organized under the laws of the Cayman Islands (“Cognizant Holdings”). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ.
     Integrated Holding Group LP, a Delaware limited partnership (“Integrated Holding Group”) is the 100% shareholder of Cognizant Holdings and is the managing member and 100% shareholder of Integrated Core Strategies, and consequently may be deemed to have voting control and investment discretion over securities owned by Cognizant Holdings and Integrated Core Strategies. Millennium Management LLC (“Millennium Management”) is the manager of Millenco and the general partner of Integrated Holding Group, and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco, Integrated Core Strategies and Cognizant Holdings and securities deemed to be owned by Integrated Holding Group, as the case may be. Millennium International Management LP, a Delaware limited partnership (“Millennium International Management”) is the investment manager to Cognizant Holdings, and consequently may be deemed to have voting control and investment

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	11	of	24
discretion over securities owned by Cognizant Holdings. Millennium International Management GP LLC, a Delaware limited liability company (“Millennium International Management GP”) is the general partner of Millennium International Management, and consequently may be deemed to have voting control and investment discretion over securities deemed to be beneficially owned by Millennium International Management. Israel A. Englander (“Mr. Englander”) is the managing member of Millennium Management and of Millennium International Management GP, and consequently may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management or Millennium International Management GP, as the case may be. The foregoing should not be construed in and of itself as an admission by Millennium Management, Integrated Holding Group, Millennium International Management, Millennium International Management GP, or Mr. Englander as to beneficial ownership of the shares owned by Integrated Core Strategies or Cognizant Holdings, as the case may be.
     Millenco, Integrated Core Strategies, Cognizant Holdings, Integrated Holding Group, Millennium International Management, Millennium International Management GP, Millennium Management and Mr. Englander will be collectively referred to as the reporting persons (“Reporting Persons”) in this Amendment No. 2 to Schedule 13D.
     The business address for Millenco, Integrated Core Strategies, Millennium Management, Integrated Holding Group and Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103. The business address for Cognizant Holdings, Millennium International Management, and Millennium International Management GP is c/o Millennium International Management LP, 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.
     Note: Integrated Holding Group is a non-managing member of Millenco. As a non-managing member, Integrated Holding Group has no voting control or investment discretion over Millenco or its securities positions.
     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) On December 1, 2005, Millennium Management, Millennium International Management and Mr. Englander, together with Millennium Partners, L.P. (“Millennium Partners”) and certain related persons and entities, entered into settlements with the SEC and the Attorney General of the State of New York (the “NYAG”) relating to allegations that Millennium Partners had engaged in a pattern of deceptive “market timing” of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund “late trading” in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.
     Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	12	of	24
approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the “Exchange Act”), and prophylactic relief.
Item 3. Source and Amount of Funds or Other Consideration.
     The amount of funds used to purchase the 1,941,018 and 49,266 shares of the Issuer’s Class A Common Shares held by Integrated Core Strategies and Cognizant Holdings, respectively, was approximately $14,635,276, and $360,110, respectively, calculated on an average cost basis (excluding brokerage commissions) by account. In addition, Integrated Core Strategies paid $5,593,598 in total consideration for the 4,302,768 Warrants to purchase the Issuer’s Class A Common Shares. Integrated Core Strategies and Cognizant Holdings effect purchases of securities primarily through margin accounts maintained for Integrated Core Strategies and Cognizant Holdings with prime brokers, which may extend margin credit to Integrated Core Strategies and Cognizant Holdings as and when required to open or carry positions in the margin accounts, subject to applicable margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.
Item 4. Purpose of Transaction.
     The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.
     The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.
     Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	13	of	24
Item 5. Interest in Securities of the Issuer.
     (a) As of the date of this filing (i) Integrated Core Strategies is the beneficial owner of 6,243,786 of the Issuer’s Class A Common Shares (consisting of 1,941,018 Class A Common Shares and Warrants to purchase 4,302,768 Class A Common Shares) and (ii) Cognizant Holdings is the beneficial owner of 49,266 of the Issuer’s Class A Common Shares.
     Integrated Holding Group, as the 100% shareholder of Cognizant Holdings and the managing member and 100% shareholder Integrated Core Strategies, may also be deemed to beneficially own the above-described Class A Common Shares beneficially owned by Cognizant Holdings and Integrated Core Strategies.
     Millennium International Management, as the investment manager to Cognizant Holdings, may also be deemed to beneficially own the above-described Class A Common Shares beneficially owned by Cognizant Holdings.
     Millennium International Management GP, as the general partner of Millennium International Management, may also be deemed to beneficially own the above-described Class A Common Shares beneficially owned by Cognizant Holdings.
     Millennium Management, as the manager of Millenco and the general partner of Integrated Holding Group, may also be deemed to beneficially own the above-described Class A Common Shares beneficially owned by Integrated Core Strategies or Cognizant Holdings, as the case may be.
     Mr. Englander, as the managing member of Millennium Management and of Millennium International Management GP, may also be deemed to beneficially own the above-described Class A Common Shares beneficially owned by Integrated Core Strategies or Cognizant Holdings, as the case may be.
     Accordingly, as of the date of this filing, Integrated Holding Group, Millennium Management, and Mr. Englander may be deemed to be beneficial owners of 6,293,052 of the Issuer’s Class A Common Shares which represents approximately 15.7% of the outstanding Class A Common Shares. The calculation of the foregoing percentage is on the basis of approximately 37,766,627 of the Issuer’s Class A Common Shares outstanding as of September 3, 2008, as per the Issuer’s prospectus, dated September 23, 2008. Millennium International Management and Millennium International Management GP may be deemed to be the beneficial owners of 49,266 of the Issuer’s Class A Common Shares.
     The foregoing should not be construed in and of itself as an admission by Millennium Management, Integrated Holding Group, Millennium International Management, Millennium International Management GP or Mr. Englander as to beneficial ownership of the Class A Common Shares held by Integrated Core Strategies or Cognizant Holdings, as the case may be.
     (b) Integrated Core Strategies and Integrated Holding Group may be deemed to hold shared power to vote and to dispose of the 6,243,786 of the Issuer’s Class A Common Shares described in (a)(i) above. Cognizant Holdings, Integrated Holding Group, Millennium International Management, and Millennium International Management GP may be deemed to hold shared

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	14	of	24
power to vote and to dispose of the 49,266 shares of the Issuer’s Class A Common Shares described in (a)(ii) above. Mr. Englander and Millennium Management may be deemed to hold shared power to vote and to dispose of the 6,293,052 shares of the Issuer’s Class A Common Shares described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander, Millennium Management, Integrated Holding Group, Millennium International Management or Millennium International Management GP as to beneficial ownership of the shares held by Millenco, Integrated Core Strategies, or Cognizant Holdings, as the case may be.
     (c) Transactions in the Issuer’s Class A Common Shares and Warrants since September 24, 2008, the date of the Schedule 13D: Schedule A annexed hereto lists all transactions in the Issuer’s Class A Common Shares and Warrants since September 24, 2008, the date of Schedule 13D. All transactions since September 24, 2008 were effected by either Millenco, Integrated Core Strategies or Cognizant Holdings in the open market
     (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the Issuer’s Class A Common Shares reported in this Amendment No. 2 to Schedule 13D.
     (e) As of October 24, 2008, Millenco ceased to be the beneficial owner of more than 5% of the class of securities.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          In connection with arrangements with Millenco’s, Integrated Core Strategies’ and Cognizant Holdings’s prime brokers, such prime brokers are permitted to lend securities in Millenco’s, Integrated Core Strategies’ and Cognizant Holdings’s accounts (as the case may be) to the extent permitted by debit balances in such accounts. Millenco, Integrated Core Strategies and Cognizant Holdings generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Millenco, Integrated Core Strategies and Cognizant Holdings (or their prime brokers), may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand. However, it should be noted that shares lent by Millenco, Integrated Core Strategies and Cognizant Holdings or their prime brokers may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by Millenco, Integrated Core Strategies and Cognizant Holdings (as the case may be).
     There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	15	of	24
Item 7. Material to Be Filed as Exhibits.
     Exhibit I: Joint Filing Agreement, dated as of October 31, 2008, by and among Millenco LLC, Cognizant Holdings, Ltd., Integrated Core Strategies (US) LLC, Integrated Holding Group LP, Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	16	of	24
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 31, 2008

INTEGRATED CORE STRATEGIES (US) LLC

By:	Integrated Holding Group LP,
its managing member

By:	Millennium Management LLC,
its general partner

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

MILLENCO LLC

By:	/s/ Mark Meskin

Name: Mark Meskin
Title: Chief Executive Officer

COGNIZANT HOLDINGS, LTD.

By:	Millennium International Management LP,
as investment manager

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	17	of	24

INTEGRATED HOLDING GROUP LP

By:	Millennium Management LLC,
its general partner

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

MILLENNIUM INTERNATIONAL MANAGEMENT LP

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC

By:	/s/ David Nolan

Name: David Nolan
Title: Executive Vice President

MILLENNIUM MANAGEMENT LLC

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005

Israel A. Englander

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	18	of	24
EXHIBIT I
JOINT FILING AGREEMENT
This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Shares, par value $0.01 per share, of Global Ship Lease, Inc., a corporation organized under the laws of the Republic of the Marshall Islands, is being filed and all amendments thereto will be filed on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: October 31, 2008

INTEGRATED CORE STRATEGIES (US) LLC

By:	Integrated Holding Group LP, its managing member

By:	Millennium Management LLC, its general partner

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

MILLENCO LLC

By:	/s/ Mark Meskin

Name: Mark Meskin
Title: Chief Executive Officer

COGNIZANT HOLDINGS, LTD.

By:	Millennium International Management LP, as investment manager

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	19	of	24

INTEGRATED HOLDING GROUP LP

By:	Millennium Management LLC, its general partner

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

MILLENNIUM INTERNATIONAL MANAGEMENT LP

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC

By:	/s/ David Nolan

Name: David Nolan
Title: Executive Vice President

MILLENNIUM MANAGEMENT LLC

By:	/s/ David Nolan

Name: David Nolan
Title: Co-President

/s/ Israel A. Englander by David Nolan
pursuant to Power of Attorney filed with
the SEC on June 6, 2005

Israel A. Englander

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	20	of	24
Schedule A
Transactions in the Issuer’s Class A Common Shares and Warrants since September 24, 2008, the date of the Schedule 13D:

		Quantity
Date of		Purchased	Price Per Share
Transaction	Class of Securities	(Sold)	($)
10/2/2008	Class A	(3,956)	6.15
10/2/2008	Class A	(200)	6.15
10/6/2008	Class A	(7,800)	5.00
10/6/2008	Class A	(1,000)	5.00
10/6/2008	Class A	(1,000)	5.00
10/6/2008	Class A	(1,000)	5.00
10/6/2008	Class A	(1,000)	5.00
10/6/2008	Class A	(1,000)	5.00
10/6/2008	Class A	(700)	5.00
10/6/2008	Class A	(700)	5.00
10/6/2008	Class A	(600)	5.00
10/6/2008	Class A	(600)	5.00
10/6/2008	Class A	(600)	5.00
10/6/2008	Class A	(600)	5.00
10/6/2008	Class A	(500)	5.00
10/6/2008	Class A	(500)	5.00
10/6/2008	Class A	(400)	5.00
10/6/2008	Class A	(400)	5.00
10/6/2008	Class A	(400)	5.00
10/6/2008	Class A	(300)	5.00
10/6/2008	Class A	(300)	5.00
10/6/2008	Class A	(300)	5.00
10/6/2008	Class A	(300)	5.00
10/6/2008	Class A	(100)	5.00
10/6/2008	Class A	(100)	5.00
10/6/2008	Class A	(100)	5.00
10/8/2008	Class A	(4,400)	3.67
10/8/2008	Class A	(4,100)	3.92
10/8/2008	Class A	(4,000)	3.67
10/8/2008	Class A	(4,000)	3.92
10/8/2008	Class A	(3,800)	3.92
10/8/2008	Class A	(1,500)	3.92
10/8/2008	Class A	(1,000)	3.67
10/8/2008	Class A	(1,000)	3.67
10/8/2008	Class A	(1,000)	3.67
10/8/2008	Class A	(1,000)	3.67
10/8/2008	Class A	(1,000)	3.67
10/8/2008	Class A	(1,000)	3.92
10/8/2008	Class A	(1,000)	3.92
10/8/2008	Class A	(1,000)	3.92

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	21	of	24

		Quantity
Date of		Purchased	Price Per Share
Transaction	Class of Securities	(Sold)	($)
10/8/2008	Class A	(1,000)	3.92
10/8/2008	Class A	(1,000)	3.92
10/8/2008	Class A	(1,000)	3.92
10/8/2008	Class A	(900)	3.67
10/8/2008	Class A	(900)	3.67
10/8/2008	Class A	(825)	3.67
10/8/2008	Class A	(800)	3.67
10/8/2008	Class A	(800)	3.92
10/8/2008	Class A	(800)	3.92
10/8/2008	Class A	(600)	3.67
10/8/2008	Class A	(600)	3.92
10/8/2008	Class A	(500)	4.00
10/8/2008	Class A	(450)	3.67
10/8/2008	Class A	(400)	3.67
10/8/2008	Class A	(400)	3.92
10/8/2008	Class A	(300)	3.67
10/8/2008	Class A	(275)	3.67
10/8/2008	Class A	(200)	3.67
10/8/2008	Class A	(200)	3.67
10/8/2008	Class A	(200)	3.92
10/8/2008	Class A	(200)	4.00
10/8/2008	Class A	(200)	4.03
10/8/2008	Class A	(125)	3.67
10/8/2008	Class A	(100)	3.67
10/8/2008	Class A	(100)	3.67
10/8/2008	Class A	(100)	3.67
10/8/2008	Class A	(100)	3.83
10/8/2008	Class A	(100)	3.83
10/8/2008	Class A	(100)	3.84
10/8/2008	Class A	(100)	3.92
10/8/2008	Class A	(100)	3.92
10/8/2008	Class A	(100)	3.92
10/8/2008	Class A	(100)	3.92
10/8/2008	Class A	(100)	3.96
10/8/2008	Class A	(100)	3.96
10/8/2008	Class A	(100)	4.00
10/8/2008	Class A	(100)	4.00
10/8/2008	Class A	(100)	4.02
10/8/2008	Class A	(25)	3.84
10/10/2008	Class A	(6,100)	3.69
10/10/2008	Class A	(3,000)	3.69
10/10/2008	Class A	(2,200)	3.69
10/10/2008	Class A	(1,600)	3.69
10/10/2008	Class A	(1,000)	3.69
10/10/2008	Class A	(1,000)	3.69

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	22	of	24

		Quantity
Date of		Purchased	Price Per Share
Transaction	Class of Securities	(Sold)	($)
10/10/2008	Class A	(1,000)	3.71
10/10/2008	Class A	(800)	3.44
10/10/2008	Class A	(700)	3.69
10/10/2008	Class A	(600)	3.69
10/10/2008	Class A	(500)	3.69
10/10/2008	Class A	(500)	3.69
10/10/2008	Class A	(500)	3.69
10/10/2008	Class A	(400)	3.69
10/10/2008	Class A	(400)	3.69
10/10/2008	Class A	(400)	3.69
10/10/2008	Class A	(400)	3.69
10/10/2008	Class A	(400)	3.69
10/10/2008	Class A	(300)	3.69
10/10/2008	Class A	(300)	3.69
10/10/2008	Class A	(200)	3.44
10/10/2008	Class A	(200)	3.69
10/10/2008	Class A	(200)	3.69
10/10/2008	Class A	(136)	3.69
10/10/2008	Class A	(100)	3.69
10/10/2008	Class A	(100)	3.71
10/13/2008	Class A	(7,500)	4.14
10/13/2008	Class A	(3,000)	4.10
10/13/2008	Class A	(1,500)	4.10
10/13/2008	Class A	(1,000)	4.10
10/13/2008	Class A	(1,000)	4.10
10/13/2008	Class A	(1,000)	4.14
10/13/2008	Class A	(700)	4.10
10/13/2008	Class A	(500)	4.14
10/13/2008	Class A	(300)	4.10
10/13/2008	Class A	(200)	4.14
10/13/2008	Class A	(100)	4.10
10/14/2008	Class A	(12,200)	4.10
10/14/2008	Class A	(9,000)	4.10
10/14/2008	Class A	(9,000)	4.10
10/14/2008	Class A	(9,000)	4.10
10/14/2008	Class A	(9,000)	4.10
10/14/2008	Class A	(8,900)	4.10
10/14/2008	Class A	(8,700)	4.10
10/14/2008	Class A	(7,400)	4.15
10/14/2008	Class A	(5,000)	4.10
10/14/2008	Class A	(4,600)	4.15
10/14/2008	Class A	(2,000)	4.10
10/14/2008	Class A	(1,600)	4.15
10/14/2008	Class A	(1,000)	4.10
10/14/2008	Class A	(1,000)	4.10
10/14/2008	Class A	(1,000)	4.10

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	23	of	24

		Quantity
Date of		Purchased	Price Per Share
Transaction	Class of Securities	(Sold)	($)
10/14/2008	Class A	(1,000)	4.10
10/14/2008	Class A	(1,000)	4.10
10/14/2008	Class A	(1,000)	4.15
10/14/2008	Class A	(1,000)	4.15
10/14/2008	Class A	(900)	4.10
10/14/2008	Class A	(700)	4.10
10/14/2008	Class A	(600)	4.10
10/14/2008	Class A	(600)	4.10
10/14/2008	Class A	(500)	4.05
10/14/2008	Class A	(500)	4.05
10/14/2008	Class A	(500)	4.05
10/14/2008	Class A	(500)	4.15
10/14/2008	Class A	(300)	4.05
10/14/2008	Class A	(300)	4.10
10/14/2008	Class A	(300)	4.10
10/14/2008	Class A	(200)	4.05
10/14/2008	Class A	(200)	4.10
10/14/2008	Class A	(100)	4.10
10/14/2008	Class A	(100)	4.10
10/14/2008	Class A	(100)	4.10
10/14/2008	Class A	(100)	4.10
10/22/2008	Class A	(1,000)	4.00
10/22/2008	Class A	(1,000)	4.00
10/22/2008	Class A	(1,000)	4.00
10/22/2008	Class A	(1,000)	4.00
10/22/2008	Class A	(1,000)	4.00
10/22/2008	Class A	(1,000)	4.00
10/22/2008	Class A	(1,000)	4.00
10/22/2008	Class A	(700)	4.00
10/22/2008	Class A	(700)	4.00
10/22/2008	Class A	(663)	4.00
10/22/2008	Class A	(300)	4.00
10/22/2008	Class A	(200)	4.00
10/23/2008	Class A	(2,500)	4.00
10/23/2008	Class A	(2,500)	4.00
10/23/2008	Class A	(1,200)	4.00
10/23/2008	Class A	(1,021)	4.00
10/23/2008	Class A	(1,000)	4.00
10/24/2008	Class A(1)	10	3.58
10/29/2008	Class A(1)	(11,166)	3.14
10/30/2008	Class A(1)	(107,000)	3.09
Notes:

(1)	Indicates a transaction that was effected by Cognizant Holdings, Ltd.

CUSIP No.	ISIN MHY271831056	SCHEDULE 13D/A	Page	24	of	24
Except where otherwise noted, all of the remaining transactions listed above were effected by Integrated Core Strategies* in the open market.

*  Note: this exhibit does not reflect the inter-company transfer of shares and warrants from Millenco to Integrated Core Strategies. For a further explanation see the Explanatory Note.